UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 2)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13 D-1(A) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a) 1

Q LOTUS HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74733U102

(CUSIP Number)

 Gary Rosenberg,

20 North Wacker Drive, Suite 4120

Chicago, Illinois 60606

Tel 312 379-1800

Fax 312 379-1801

With a copy to:

John Morrison, Esq.

Newman & Morrison LLP

44 WALL STREET

New York, NY 10005

(203) 962-5247

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

October 2, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GARY ROSENBERG
2.	CHECK THE APPROPRIATE BOX IF A GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCES OF FUNDS PF (Personal funds of the filer).
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2( e ) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
	7.	SOLE VOTING POWER 174,600,000
NUMBER OF SHARES BENEFICIALLY	8.	SHARED VOTING POWER 174,600,000
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 174,600,000
PERSON WITH	10.	SHARED DISPOSITIVE POWER 174,600,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

174,600,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

21.9%
14.	TYPE OF REPORTING PERSON* IN

ITEM 1. Security and Issuer

This Amendment No. 2 (the “Amendment”) amends, supplements and replaces Amendment No. 1 dated July 18, 2014 (the Prior Amendment), which was filed by and on behalf of Gary Rosenberg, a citizen of the United States (“Rosenberg”). This Amendment relates to the common stock (“Common Stock”) of Q Lotus Holdings, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 20 North Wacker Drive, Suite 4120, Chicago, IL 60606.

ITEM 2. Identity and Background

(a) This statement is filed by Gary Rosenberg (the “Reporting Person”). The Reporting Person is the Chief Executive Officer and President of the Issuer. Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

(b) The business address for the Reporting Person is 20 North Wacker Drive, Suite 4120, Chicago, Illinois 60606

(c) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

The Reporting Person purchased the shares of Common Stock of the Issuer with funds obtained through the personal funds of the Reporting Person.

ITEM 4. Purpose of Transaction

The Reporting Person purchased the shares of Common Stock of the Issuer for investment purposes.

The Reporting Person expects from time to time to acquire or dispose of additional shares of Common Stock via open market transactions, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock. However, there is no timetable or pre-arranged plan related to the purchase or sale of additional shares of Common Stock. Such decisions will be made based on trading activity and the relative value of the shares of Common Stock, as defined by market conditions, as the Reporting Person expect to continuously review such person’s investment in the Issuer.

The Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of their Common Stock or such other securities as it owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives.

Consistent with its investment intent, the Reporting Person may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, operations, strategic direction, board composition, capital structure, stock exchange listing criteria, prospects and management, as well as various ways of maximizing shareholder value, which may or may not include extraordinary transactions.

Except as indicated herein, the Reporting Person does not, as stockholders of the Issuer, have any plan or proposal that relates or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D/A. The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. Interest in Securities of the Issuer

(a)-(b) Gary Rosenberg is, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owner of an aggregate of 174,600,000 shares of Common Stock as of January 5, 2015, which represent approximately 21.9% of the Issuer’s outstanding shares of Common Stock.

For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding is assumed to be 797,757,714.

(c) There have been two transactions in the shares of Common Stock by the Reporting Person during the past one hundred and eighty days. The trading date, number of shares of Common Stock purchased or sold and the price per share for the transactions in the Common Stock are (i) 10,850,000 shares on August 26, 2014 at $0.001 per share and (2) 155,000,000 on October 2, 2014 at $0.001 per share.

(d) The Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held by it.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

ITEM 7. Material to be Filed as Exhibits.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 23, 2015
Date

/s/ Gary Rosenberg
Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.